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Exhibit 99.1

Biomira Inc.
2011 - 94 Street, Edmonton,
Alberta, Canada T6N 1H1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 4, 2007

TO ALL THE HOLDERS OF COMMON SHARES AND PREFERENCE SHARES OF BIOMIRA INC.

        NOTICE IS HEREBY GIVEN that a special meeting of the holders of common shares and preference shares, including any adjournments or postponements thereof, of Biomira Inc., a Canada Business Corporations Act corporation, which we refer to as Biomira, will be held at 9:00 a.m. Mountain Time, on December 4, 2007, at the Delta Edmonton South Hotel & Conference Centre, 4404 Gateway Blvd., Edmonton, Alberta, Canada T6H 5C2, for the following purposes:

        1.     To consider, pursuant to an interim order of the Alberta Court of Queen's Bench dated October 29, 2007, which is referred to as the interim order, and, if deemed appropriate, to pass, with or without variation, a special resolution, which we refer to as the arrangement resolution, the full text of which is attached as Annex A to the accompanying proxy statement/prospectus. The arrangement resolution will approve the plan of arrangement, which we refer to as the arrangement, under Section 192 of the Canada Business Corporations Act involving Biomira, Oncothyreon Inc., a Delaware holding corporation, which we refer to as Oncothyreon, 4442636 Canada Inc., a Canadian holding corporation, which we refer to as Biomira Canco, 4442644 Canada Inc., a wholly owned subsidiary of Biomira Canco, which we refer to as Biomira Sub-1, 4442652 Canada Inc., a wholly owned subsidiary of Oncothyreon, which we refer to as Biomira Sub-2. Upon completion of the arrangement, Oncothyreon will become our ultimate parent corporation. Oncothyreon will be owned by the former holders of common shares and preference shares of Biomira (other than holders who properly exercised their rights of dissent and those who received less than one whole share as a result of the six-for-one exchange ratio).

        2.     To approve such other matters as may properly be brought before the special meeting or any adjournments thereof.

        The close of business on October 24, 2007 is the record date for which Biomira holders of common shares and preference shares are entitled to receive notice of, and to vote at, the Biomira special meeting and any adjournments thereof. Only the holders of record of Biomira common shares and preference shares on that date are entitled to have their votes counted at the Biomira special meeting and any adjournments or postponements of that meeting. Any adjournments of the special meeting will be held at a time and place to be specified at the special meeting.

        Biomira will not transact any other business at the special meeting, except for business properly brought before the special meeting (or any adjournment or postponement of the meeting) by Biomira's board of directors. Details of all matters proposed to be put before the special meeting are found in the attached proxy statement/prospectus.

        Pursuant to the interim order of the Court of Queen's Bench of Alberta dated October 29, 2007 attached as Annex I to the accompanying proxy statement/prospectus, registered holders of common shares and preference shares have been granted the right to dissent to the special resolution approving the arrangement and the arrangement agreement and to be paid the fair value of their Biomira shares if the arrangement is completed. The right to dissent is described in the accompanying proxy statement/prospectus under the heading "The Arrangement—Dissent Rights".

        Your vote is important. Please indicate your vote on, sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting. If you are a registered shareholder of Biomira common shares or preference shares, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares.

        After careful consideration of the terms and conditions of the arrangement, the board of directors of Biomira unanimously determines it advisable and in the best interests of Biomira and its shareholders to proceed with the arrangement. The Biomira board of directors unanimously recommends that you vote or give instruction to vote "FOR" the special resolution to approve the arrangement and the arrangement agreement.

By Order of the Board of Directors,

Robert L. Kirkman, MD
Chief Executive Officer
October 19, 2007

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  Exhibit 99.1
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 4, 2007